# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: USBC, Inc., CIK 0001074828
CUSIP: 499238202
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 300 E 2nd Street, 15th Floor, Reno, Nevada (NV), 89501
Date of event which requires filing of this statement: 09/19/2025
Amends the filing with accession number 0001161697-25-000262
Filed by CIK 0002079514
Persons authorized to receive notices and communications: Robert Gregory Kidd, 26 State Route 28, #1186, Crystal Bay, Nevada (NV), 89402, 510-495-4686; Goldeneye 1995 LLC, 26 State Route 28, #1186, Crystal Bay, Nevada (NV), 89402, 510-495-4686

## Reporting persons
- Robert Gregory Kidd (CIK 0002079514): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 357,815,000; shared voting power 0; sole dispositive power 357,815,000; shared dispositive power 0; aggregate amount beneficially owned 357,815,000 (92.1% of the class)
  Comment: See Item 5 for additional information.
- Goldeneye 1995 LLC (CIK 0002079510): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: affiliate funds (AF), working capital (WC); sole voting power 357,815,000; shared voting power 0; sole dispositive power 357,815,000; shared dispositive power 0; aggregate amount beneficially owned 357,815,000 (92.1% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: USBC, Inc.
Address of issuer's principal executive offices: 300 E 2nd Street, 15th Floor, Reno, Nevada (NV), 89501
Comment:
Item 1 of the Schedule 13D is hereby supplemented as follows:

This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons (as defined in Item 2 of the Schedule 13D) with the U.S. Securities and Exchange Commission on August 13, 2025 (the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

The securities to which this Amendment relates are shares of common stock, par value $0.001 (the "Common Stock"), of USBC, Inc. (the "Issuer"). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Amendment and the information set forth in or incorporated by reference in Item 5 of this Amendment is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

On September 19, 2025, Goldeneye entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer and certain other signatories thereto, pursuant to which, among other things, the Issuer filed a Registration Statement on Form S-1 on September 19, 2025 covering the resale of the shares of Common Stock issued to Goldeneye in the Private Placement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby supplemented as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Amendment and the information set forth in or incorporated by reference in Item 3 of this Amendment are hereby incorporated by reference in its entirety into this Item 5.

As of the date hereof, Mr. Kidd may be deemed to be the beneficial owner of an aggregate of 357,815,000 shares of Common Stock, all of which Mr. Kidd has sole voting and dispositive power. The holdings of Mr. Kidd represent an aggregate of approximately 92.1% of the Issuer's outstanding shares of Common Stock (based on 388,143,679 shares of Common Stock issued and outstanding as of September 15, 2025 as reported directly by the Issuer to the Reporting Persons).

As of the date hereof, Goldeneye may be deemed to be the beneficial owner of an aggregate of 357,815,000 shares of Common Stock, all of which Goldeneye has sole voting and dispositive power, in which Mr. Kidd, as the sole owner and manager of Goldeneye, exercises such voting and dispositive power over such securities. The holdings of Goldeneye represent an aggregate of approximately 92.1% of the Issuer's outstanding shares of Common Stock (based on 388,143,679 shares of Common Stock issued and outstanding as of September 15, 2025 as reported directly by the Issuer to the Reporting Persons).

As of September 19, 2025, Mr. Kidd may be deemed to be the beneficial owner of an aggregate of 357,815,000 shares of Common Stock, all of which Mr. Kidd has sole voting and dispositive power. The holdings of Mr. Kidd represent an aggregate of approximately 92.1% of the Issuer's outstanding shares of Common Stock (based on 388,143,679 shares of Common Stock issued and outstanding as of September 15, 2025 as reported directly by the Issuer to the Reporting Persons).

As of September 19, 2025, Goldeneye may be deemed to be the beneficial owner of an aggregate of 357,815,000 shares of Common Stock, all of which Goldeneye has sole voting and dispositive power, in which Mr. Kidd, as the sole owner and manager of Goldeneye, exercises such voting and dispositive power over such securities. The holdings of Goldeneye represent an aggregate of approximately 92.1% of the Issuer's outstanding shares of Common Stock (based on 388,143,679 shares of Common Stock issued and outstanding as of September 15, 2025 as reported directly by the Issuer to the Reporting Persons).
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date hereof, (i) Mr. Kidd may be deemed to be the beneficial owner of an aggregate of 357,815,000 shares of Common Stock, all of which Mr. Kidd has the sole voting and dispositive power, and (ii) Goldeneye may be deemed to be the beneficial owner of an aggregate of 357,815,000 shares of Common Stock, all of which Goldeneye has the sole voting and dispositive power, in which Mr. Kidd, as the sole owner and manager of Goldeneye, exercises such voting and dispositive power over such securities.

As of September 19, 2025, (i) Mr. Kidd may be deemed to be the beneficial owner of an aggregate of 357,815,000 shares of Common Stock, all of which Mr. Kidd has the sole voting and dispositive power, and (ii) Goldeneye may be deemed to be the beneficial owner of an aggregate of 357,815,000 shares of Common Stock, all of which Goldeneye has the sole voting and dispositive power, in which Mr. Kidd, as the sole owner and manager of Goldeneye, exercises such voting and dispositive power over such securities.
Transactions in the class effected during the past sixty days:
Except for the Registration Rights Agreement, there were no other transactions by the Reporting Persons in shares of Common Stock as of the date hereof or during the period commencing sixty (60) days prior to the date hereof.

Except for the Registration Rights Agreement, there were no other transactions by the Reporting Persons in shares of Common Stock as of September 19, 2025 or during the period commencing sixty (60) days prior to September 19, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented as follows:

The disclosure set forth above in Item 4 of this Amendment is hereby incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement, dated August 13, 2025, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D).

Exhibit 4 - Registration Rights Agreement, dated September 19, 2025, by and between the Issuer, Goldeneye, Cohen & Company Securities, LLC and Fifth Era LLC (incorporated by reference to Exhibit 10.45 to the Issuer's Registration Statement on Form S-1, filed September 19, 2025).

## Signatures
- Robert Gregory Kidd: /s/ Robert Gregory Kidd, Robert Gregory Kidd (09/23/2025)
- Goldeneye 1995 LLC: /s/ Robert Gregory Kidd, Robert Gregory Kidd /Manager (09/23/2025)